

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2012

Via-Email
David Koos
President and Chief Executive Officer
Bio-Matrix Scientific Group, Inc.
4700 Spring Street, Suite 304
La Mesa, California

> **Re:** **Bio-Matrix Scientific Group, Inc.**
> **Amendment No. 1 to**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 19, 2012**
> **File No. 000-32201**

Dear Mr. Koos:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure in the sixth paragraph on page 7 that the "Purchase Agreement requires the Company to reserve and keep available until the consummation of such Closing, free of preemptive rights sufficient shares of common stock for the purpose of enabling the Company to satisfy its obligation to issue the Shares." We further note your disclosure in the ninth paragraph on page 7 that, under your amended certificate of incorporation, you will have insufficient authorized shares of common stock to put the entire amount of the Purchase Agreement to Southridge. Please state whether or not you are in default or violation of the Purchase Agreement. As applicable, please revise your filing to explain any penalties, payments or other repercussions of being in default.

Security Ownership of Certain Beneficial Owners and Management, page 4

2. Please tell us how you arrived at the number of shares owned by Southridge that are reflected in this table. In this regard, your footnote (b) says that it includes the maximum amount of convertible debt held by Southridge, however, the number of shares you have recently issued to Southridge as disclosed on page 9 exceeds the amount reflected in the table.

Purpose of Action, page 6

3. We note your response to comment 3 in our letter dated June 12, 2012 and the related revisions in your filing. Please revise this table to:

    *   provide an extra column or introductory language indicating that the different scenarios represent a 25%, 50% and 75% drop in stock price; and
    *   account for all payments to CPS, including the payments mentioned in items 1 and 3 in the last paragraph on page 7, when calculating net proceeds to the company.

4. We note your response to comments 3 and 4 in our letter dated June 12, 2012 and the related revisions in your filing. Please revise to use a public float as of the most recent practicable date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim, Attorney Advisor, at (202) 551-3535 or me, at (202) 551-3264 with any questions.

Sincerely,

/s/ Christopher F. Chase for

Mara L. Ransom
Assistant Director